Exhibit 99.3

ZK International Group Co., Ltd. Resolves Nasdaq Bid Price Deficiency and Remains in Compliance with Nasdaq Listing Standards

WENZHOU, China, December 26, 2023 /PRNewswire/ -- ZK International Group Co., Ltd. (Nasdaq: ZKIN) ("ZKIN", "ZK International" or the "Company"), a pioneer in innovation and technology, and a global leader in the design and production of stainless steel products, is pleased to announce that the bid price deficiency concern raised by Nasdaq has been successfully resolved.

The Company has received written notification (the "Nasdaq Notice") from The Nasdaq Stock Market LLC ("Nasdaq") notifying the Company that it has regained compliance with the minimum bid price requirement set forth in the rules for continued listing on the Nasdaq Capital Market (the "Listing Rules").

The Nasdaq Notice confirms that the Company has regained compliance with Listing Rule 5550(a)(2), as the Company's closing bid price exceeded US$1.00 for 10 consecutive business days from December 6, 2023 through December 20, 2023. Therefore, the Nasdaq Listing Qualifications Panel has decided to continue the listing of ZK International Group Co., Ltd.'s securities on The Nasdaq Stock Market. Consequently, the Panel has closed this matter, signifying the resolution of the bid price deficiency issue.

ZK International Group Co., Ltd. extends its sincere appreciation to Donohoe Advisory Associates LLC for their professionalism and expertise in guiding the company through this matter. The legal firm's support has been instrumental in achieving a successful resolution.

ZK International Group Co., Ltd. remains committed to maintaining the highest standards of corporate governance and compliance. The company appreciates the support of its shareholders and looks forward to continuing to deliver value through its innovative products and services.

About ZK International Group Co., Ltd.

ZK International Group Co., Ltd. is a China-based engineering company building and investing in innovative technologies for the modern world. With a focus on designing and implementing next-generation solutions through industrial, environmental and software engineering, ZKIN owns 46 patents, 46 trademarks, 5 Software Copyrights, 2 National Innovation Fund Awards, and 41 National and Industry Standard Awards.

ZKIN’s core business is to engineer and manufacture patented high-performance stainless steel and carbon steel pipe products that effectively deliver high quality, highly sustainable and environmentally sound drinkable water to the Chinese, Asia and European markets.  ZK International is Quality Management System Certified (ISO9001), Environmental Management System Certified (ISO1401), and a National Industrial Stainless Steel Production Licensee. It has supplied stainless steel pipelines for over 2,000 projects, which include the Beijing National Airport, the "Water Cube" and "Bird's Nest", which were venues for the 2008 Beijing Olympics.  ZK International is preparing to capitalize on the $850 Billion commitment made by the Chinese Government to improve the quality of water, which has been stated to be 70% unfit for human contact.

For more information please visit www.ZKInternationalGroup.com. Additionally, please follow the Company on Twitter, Facebook, YouTube, and Weibo. For further information on the Company's SEC filings please visit www.sec.gov.

Safe Harbor Statement

This news release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Without limiting the generality of the foregoing, words such as "may," "will," "expect," "believe," "anticipate," "intend," "could," "estimate" or "continue" or the negative or other variations thereof or comparable terminology are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict and many of which are beyond the control of ZK International.  Actual results may differ from those projected in the forward-looking statements due to risks and uncertainties, as well as other risk factors that are included in the Company’s filings with the U.S. Securities and Exchange Commission. Although ZK International believes that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in forward-looking statements will be realized.  In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by ZK International or any other person that their objectives or plans will be achieved. ZK International does not undertake any obligation to revise the forward-looking statements contained herein to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.